GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

May 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Genius Sports Limited

Registration Statement on Form F-1

File No. 333-255938

Ladies and Gentlemen:

Genius Sports Limited (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1, File No. 333-255938, as amended, to 4:30 p.m., Eastern Time, on June 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP, special counsel to the Company, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nicholas Taylor

Nicholas Taylor

Chief Financial Officer

Via E-mail:

cc:	Joshua N. Korff

Ross M. Leff

Aaron M. Schleicher

Kirkland & Ellis LLP